                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               Under the Securities Exchange Act of 1934
                                 Amendment No. 6
                                              --

                              TransMontaigne, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, 1801 California St.,
                    #4110, Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

CUSIP NO. 89393410                SCHEDULE 13D               Page 2 of 14 Pages


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.: 06-1210123
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [X]
                                                                                                                          (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

      SHARES                   0
                    ---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER

     OWNED BY                  11,245,065
                    ---------------------------------------------------------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER

    REPORTING                  0
                    ---------------------------------------------------------------------------------------------------------------
     PERSON         10         SHARED DISPOSITIVE POWER

      WITH                     11,245,065
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,245,065
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          28.9%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 89393410                SCHEDULE 13D               Page 3 of 14 Pages


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VI, Limited Partnership
          I.R.S. No.:  06-1334650
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [X]
                                                                                                                          (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

      SHARES                   0
                    ---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER

     OWNED BY                  4,130,473
                    ---------------------------------------------------------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER

    REPORTING                  0
                    ---------------------------------------------------------------------------------------------------------------
     PERSON         10         SHARED DISPOSITIVE POWER

      WITH                     4,130,473
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,130,473
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          13.0%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 89393410                SCHEDULE 13D               Page 4 of 14 Pages


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, Limited Partnership
          I.R.S. No.: 06-1457408
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [X]
                                                                                                                          (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

      SHARES                   0
                    ---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER

     OWNED BY                  2,736,381
                    ---------------------------------------------------------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER

    REPORTING                  0
                    ---------------------------------------------------------------------------------------------------------------
     PERSON         10         SHARED DISPOSITIVE POWER

      WITH                     2,736,381
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,736,381
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           7.9%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 89393410                SCHEDULE 13D               Page 5 of 14 Pages


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VIII, L.P.
          I.R.S. No.: 06-1507364
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [X]
                                                                                                                          (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

      SHARES                   0
                    ---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER

     OWNED BY                  4,378,211
                    ---------------------------------------------------------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER

    REPORTING                  0
                    ---------------------------------------------------------------------------------------------------------------
     PERSON         10         SHARED DISPOSITIVE POWER

      WITH                     4,378,211
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,378,211
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.1%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 89393410                SCHEDULE 13D               Page 6 of 14 Pages


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VII, L.P.
          I.R.S. No.: 06-1520256
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [X]
                                                                                                                          (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

      SHARES                   0
                    ---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER

     OWNED BY                  2,736,381
                    ---------------------------------------------------------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER

    REPORTING                  0
                    ---------------------------------------------------------------------------------------------------------------
     PERSON         10         SHARED DISPOSITIVE POWER

      WITH                     2,736,381
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,736,381
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           7.9%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 89393410                SCHEDULE 13D               Page 7 of 14 Pages


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VIII, L.P.
          I.R.S. No.:  06-1507318
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [X]
                                                                                                                          (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7         SOLE VOTING POWER

      SHARES                   0
                    ---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER

     OWNED BY                  4,378,211
                    ---------------------------------------------------------------------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER

    REPORTING                  0
                    ---------------------------------------------------------------------------------------------------------------
     PERSON         10         SHARED DISPOSITIVE POWER

      WITH                     4,378,211
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,378,211
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.1%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 6 to the statement on Schedule 13D (the "Statement"), originally filed on June 4, 1996, is filed by First Reserve Fund VI, Limited Partnership ("Fund VI"), First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P. ("GP VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), and First Reserve GP VIII, L.P. ("GP VIII," and collectively, the "Funds"), and First Reserve Corporation ("First Reserve," and together with the Funds, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne, Inc., a Delaware corporation (the "Issuer" or "TransMontaigne"). That Schedule 13D is hereby amended as set forth below.


ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following:

         On November 20, 2001, Fund VI and the Issuer entered into an amended and restated agreement (the "Amended Agreement") continuing its prohibition on further sales of Common Stock under Rule 144 until the earlier of June 30, 2002, or the effectiveness of the shelf registration statement described in Item 6, which is to be filed, at the election of Fund VI, by TransMontaigne on or before June 30, 2002.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated in its entirety as follows:

                  (a) As of November 26, 2001, the Reporting Persons beneficially owned an aggregate of 11,245,065 shares of Common Stock, which constitutes approximately 28.9% of the 31,805,013 shares of Common Stock outstanding as of October 12, 2001, as reported by the Company.


                                  NUMBER OF SHARES                  PERCENTAGE OF
REPORTING PARTY                   BENEFICIALLY OWNED                CLASS
---------------                   ------------------                -------------

First Reserve Corporation(1)      11,245,065(2)                      28.9%
Fund VI                            4,130,473                         13.0%
Fund VII                           2,736,381(3)                       7.9%
Fund VIII                          4,378,211(4)                      12.1%
GP VII(1)                          2,736,381(3)                       7.9%
GP VIII(1)                         4,378,211(4)                      12.1%

         (1) GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and

Fund VIII. First Reserve, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by the Funds.

         (2) This includes 4,514,462 shares of Common Stock currently issuable upon conversion of Series A Preferred Stock and 2,600,130 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons.

         (3) This includes 1,736,331 shares of Common Stock currently issuable upon conversion of Series A Preferred Stock and 1,000,050 shares of Common Stock issuable upon exercise of warrants held by Fund VII.

         (4) This includes 2,778,131 shares of Common Stock currently issuable upon conversion of Series A Preferred Stock and 1,600,080 shares of Common Stock issuable upon exercise of warrants held by Fund VIII.

         Item 5(c) is hereby deleted and replaced with the following:

         (c) During the last 60 days, the following dividends of Series A Preferred Stock were made with respect to shares of Series A Preferred Stock:



                                         Number of
                                         Shares (as
                                         converted to
Reporting Party        Date              common)              Price       Transaction
---------------        ----              ------------         -----       -----------
Fund VII               10/2/2001         23,553                N/A        Dividend

Fund VIII              10/2/2001         37,666                N/A        Dividend



         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

         In exchange for the Amended Agreement, Fund VI agrees (i) to continue its prohibition on further sales of the Company's stock under Rule 144 until the earlier of June 30, 2002, or effectiveness of the shelf registration statement described below, and (ii) to give up its right under the Registration Rights Agreement, dated April 17, 1996, as amended on October 30, 1998, to request two of its four demand registrations, the Issuer has agreed, upon delivery of a request by Fund VI no later than June 1, 2002, to utilize its reasonable best efforts to (a) file a shelf registration statement on or before June 30, 2002,
(b) to have the same promptly declared effective for not less than all of Fund VI's then held shares of capital stock of the Issuer and (c) to keep such shelf registration statement effective for not less than 365 days. Fund VI additionally agrees to cooperate with the Issuer and use its good faith efforts to assist the Issuer in effecting the successful sale and placement of the shares held by Fund VI. Fund VI further agrees not to sell in the open market a material portion of Fund VI's shares until after June 30, 2002, and will not initiate such sale without discussions in advance with the Issuer. The shelf registration is subject to the registration rights of other stockholders, and the Issuer has agreed to use its reasonable best efforts to obtain the waiver of each such party's rights to participate pro rata in the proposed shelf registration.

ITEM 7. EXHIBITS.

         A. Letter Agreement dated November 20, 2001.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: November 26, 2001.

                                        FIRST RESERVE CORPORATION



                                        By:   /s/ Thomas R. Denison
                                            -----------------------------------
                                            Name:  Thomas R. Denison
                                            Title: Managing Director



                                        FIRST RESERVE FUND VI, LIMITED
                                        PARTNERSHIP

                                        By: First Reserve Corporation,
                                            its General Partner

                                            By:  /s/ Thomas R. Denison
                                                -------------------------------
                                                Name:  Thomas R. Denison
                                                Title: Managing Director

                                        FIRST RESERVE FUND VII, LIMITED
                                        PARTNERSHIP

                                        By: First Reserve GP VII, L.P.,
                                            its General Partner
                                            By: First Reserve Corporation,
                                                its General Partner



                                            By:  /s/ Thomas R. Denison
                                                -------------------------------
                                                Name:   Thomas R. Denison
                                                Title:  Managing Director

                                        FIRST RESERVE FUND VIII, LIMITED
                                        PARTNERSHIP


                                        By: First Reserve GP VIII, L.P.,
                                            its General Partner
                                            By:  First Reserve Corporation,
                                                 its General Partner

                                                 By:   /s/ Thomas R. Denison
                                                     --------------------------
                                                     Name:  Thomas R. Denison
                                                     Title: Managing Director



                                        FIRST RESERVE GP VII, L.P.

                                        By: First Reserve Corporation,
                                            its General Partner


                                            By:  /s/  Thomas R. Denison
                                                -------------------------------
                                                Name:  Thomas R. Denison
                                                Title: Managing Director



                                        FIRST RESERVE GP VIII, L.P.

                                        By: First Reserve Corporation,
                                            its General Partner



                                            By:  /s/  Thomas R. Denison
                                                -------------------------------
                                                Name:  Thomas R. Denison
                                                Title: Managing Director

                                    EXHIBIT A

                                                            Harold R. Logan, Jr.
                                                Executive Vice President/Finance


                                November 20, 2001


Mr. Thomas R. Denison
First Reserve Fund VI, Limited Partnership
1801 California Street, Suite 4110
Denver, Colorado 80202


RE: FUND VI REGISTRATION RIGHTS

Dear Ben:

This letter shall serve to amend and restate in its entirety that certain letter agreement dated May 21, 2001 which was entered into in response to the recent inquiries made by First Reserve Fund VI, Limited Partnership ("Fund VI") with regard to its demand registration rights under the Registration Rights Agreement dated April 17, 1996, as amended on October 30, 1998 and March 25, 1999 (the "Agreement") by and among TransMontaigne Inc. (the "Company") and the Institutional Investors signatories thereto, including Fund VI. Capitalized terms used herein that are not defined shall have the meanings set forth in the Agreement.

In exchange for the agreement of Fund VI to (i) continue its prohibition on further sales of the Company's stock under Rule 144 until the earlier of June 30, 2002, or the effectiveness of the Shelf Registration described below, and
(ii) give up its right under Section 2.2.1 of the Agreement to request two of its four Demand Registrations, the Company agrees, upon delivery of a written request by Fund VI no later than June 1, 2002, to utilize its good faith efforts to file a Shelf Registration Statement on or before June 30, 2002 (the "Shelf Registration"), have the same promptly declared effective for not less than all of Fund VI's then held Registerable Securities (the "Fund VI Block"), subject to the registration rights of Louis Dreyfus Corporation ("Dreyfus") and Merrill Lynch Asset Management ("Waterwagon"), and keep the Shelf Registration effective for not less than 365 days. In conjunction with the Shelf Registration, Fund VI, likewise, commits to work with the Company and to utilize its good faith efforts to assist the Company in effecting the successful sale and placement of the Fund VI Block and further, with respect thereto, agrees not to sell in the open market all or any material portion of the Fund VI Block until after June 30, 2002. Further, Fund VI agrees not to initiate any sale without discussing such sale in advance with the Company. With respect to the registration rights of Dreyfus and Waterwagon, the Company agrees to use its good faith efforts to obtain the waiver of each party's rights to participate pro rata in the proposed Shelf Registration. Except as modified hereby with respect to Fund VI, all other provisions of the Agreement shall remain in full force and effect.

Mr. Thomas R. Denison
November 20, 2001
Page 2


Please acknowledge your acceptance of this agreement by completing the signature block below.

TransMontaigne Inc.


By:      /s/ Harold R. Logan
         --------------------------------------------------
         Harold R. Logan, Jr., Executive Vice President
Date:    November 20, 2001


Accepted and Agreed To:

First Reserve Fund VI, Limited Partnership


By:        /s/ Thomas R. Denison
         --------------------------------------------------
Name:    Thomas R. Denison
Title:   Managing Director
Date:    November 20, 2001